Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended June 30,
	2005	2004
Numerator:
Income from continuing operations	$12,092	$14,399
Discontinued operations, net	503	2,021
Gain on sale of discontinued operations	5,374	—
Preferred stock dividends	(4,468)	(3,203)

Net income available to common shareholders	$13,501	$13,217

Denominator:
Denominator for basic earnings per share—weighted average shares	50,810	50,130
Effect of dilutive securities:
Stock options	750	430

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,560	50,560

Basic earnings per share from continuing operations	$0.15	$0.22
Basic earnings per share from discontinued operations	0.12	0.04

Basic earnings per share	$0.27	$0.26

Diluted earnings per share from continuing operations	$0.15	$0.22
Diluted earnings per share from discontinued operations	0.11	0.04

Diluted earnings per share	$0.26	$0.26

Exhibit 11

(continued)

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Six Months ended June 30,
	2005	2004
Numerator:
Income from continuing operations	$22,454	$26,143
Discontinued operations, net	1,923	4,058
Gain on sale of discontinued operations	26,897	—
Preferred stock dividends	(8,936)	(5,386)

Net income available to common shareholders	$42,338	$24,815

Denominator:
Denominator for basic earnings per share—weighted average shares	50,695	50,095
Effect of dilutive securities:
Stock options	745	435

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,440	50,530

Basic earnings per share from continuing operations	$0.27	$0.42
Basic earnings per share from discontinued operations	0.57	0.08

Basic earnings per share	$0.84	$0.50

Diluted earnings per share from continuing operations	$0.26	$0.41
Diluted earnings per share from discontinued operations	0.56	0.08

Diluted earnings per share	$0.82	$0.49